Exhibit 4(c).7b

Description of amendment to the Employment Contract dated 23 July 2003 between Westpac Banking Corporation and Michael Coomer during 2003/2004

During 2003/2004, Westpac Banking Corporation and Michael Coomer agreed to amend clause 6 of Michael Coomer’s Employment Contract to give effect to the following:

While Michael Coomer is required to live away from his normal place of business to fulfil his duties of employment with Westpac, Michael Coomer will be provided with rental assistance of up to $2,000 per week. The assistance will be in the form of rent payable directly by Westpac on behalf of Michael Coomer.

Westpac will provide Michael Coomer with a travel allowance of $25,000 per annum and Westpac will also pay any associated fringe benefits tax on the travel allowance.